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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO 7)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Alliance Health, Inc.
                       (Name of Subject Company (issuer))

      Alliance Health, Inc. - Offeror and S.J. Kechejian, M.D. - Affiliate
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                            -------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    018601104
                      (CUSIP Number of Class of Securities)

                            -------------------------

                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533

                 (Name, address, and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)




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                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation                      Amount of Filing Fee
--------------------------------------------------------------------------------
        $1,013,361 (a)                              $ 202.67 (b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 3,070,792 shares in the offer, based upon a price per share of $0.33, (b) Calculated as 1/50th of 1% of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:        N/A
      Form or Registration No.       N/A
      Filing Party:                  N/A
      Date Filed:                    N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|X|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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                        REPORT OF RESULTS OF TENDER OFFER

     The Tender Offer of Alliance Health, Inc. expired at midnight on March 15, 2003. The number of shares of common stock tendered and accepted by Alliance was 1,536,726 shares that were tendered by 69 shareholders of record. There remain outstanding 1,534,066 shares of common stock held of record by 311 shareholders. After payment for the tendered shares and expenses associated with the Tender Offer, Alliance had approximately $756,000 in cash on hand, no other assets and incidental liabilities for maintaining minimum corporate functions.




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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Alliance Health, Inc.




                                        By: /s/ Sharilyn B. Wilson
                                        -------------------------------------
                                        Name:  Sharilyn B. Wilson
                                        Title: Chief Financial Officer

Dated: March 21, 2003


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/  Sharilyn B. Wilson
                                        -------------------------------------
                                        Name: Sharilyn B. Wilson

Dated: March 21, 2003





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